Mail Stop 4561

January 12, 2007

By U.S. Mail and Facsimile to (212) 444-7530

Mr. Vishal Garg
Chief Financial Officer
MRU Holdings, Inc.
1114 Avenue of the Americas, 30th Floor
New York, New York 10036

     Re: **MRU Holdings, Inc.**
              Form 10-KSB for the Fiscal Year Ended June 30, 2005
              Form 10-KSB for the Fiscal Year Ended June 30, 2006
              Form 10-QSB for the Quarter Ended September 30, 2006
              File No. 000-33487

Dear Mr. Garg:

We have reviewed your response filed with us on December 8, 2006 and have the following additional comments. Where indicated, we think you should amend your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-QSB for the Quarter Ended September 30, 2006

Interim Financial Statements

Note 2 – Summary of Significant Accounting Policies

1. We note your response to our previous comments 3, 4, 5 and 7. Loans held for sale are required to be reported at the lower of cost or fair market value rather than the allowance model under SFAS 5 and SFAS 114. Certain of your

disclosures appear to indicate that your entire portfolio of student loans is accounted for as held for sale. However, this contradicts your response to comment 4 and Note 2 regarding your Allowance for loan losses. Please revise to address the following:

- Revise your balance sheet presentation of your student loans as well as your footnote disclosure to reflect the balance at the lower of cost or market;

- Revise Note 2 to clearly disclose how you determine the fair value of the held for sale portfolio, including the factors considered in recognizing an impairment charge, aggregate or individual loan basis of valuation, degree of stratification and aggregation of the portfolio, use of peer data, historical loss rates, etc; and,

- Provide a tabular roll-forward of the valuation allowance for your loans held for sale for each period presented, including the beginning balance, provisions, charge-offs, recoveries and ending balance.

2. We note your response to our previous comment 3 and the fact that you had no previous history of delinquencies to indicate potential losses within your portfolio as of June 30, 2006 and each balance sheet date for the preceding periods presented.   Please revise to address the following:

- Clearly disclose how you utilized peer data in your determination of valuation allowance for impairments prior to the 4th quarter of 2006.

- Clearly describe how you determined that the peer data was similar enough to be used for your valuation purposes or describe any adjustments you made to the peer data.

- If you did not use peer data in your determination of loan losses, please revise to disclose why not.   Revise Note 2 and Note 3 regarding your accrual polices to disclose how you concluded that you had a basis for determining that the amount and timing of collections are reasonably estimable and that collection is probable in light of your lack of historical collection experience. Refer to paragraph .17 of AICPA Practice Bulletin 6. If you are unable to make this determination, please revise your financial statements accordingly to use the cost-recovery method.

3. Your response to our previous comment 4 indicates that you have 7 loans totaling $67,944 that are past due 90 days or more; however, you indicate that nonaccrual disclosures are not applicable to your business model.

- Please revise to more clearly disclose how you evaluate your past due loans for determining when to put them on nonaccrual status.

- Please provide all the disclosures required by paragraph 13. c of SOP 01-06 regarding nonaccrual status, charge-offs and determined past due or delinquency. Specifically address how the unseasoned nature of your portfolio as well as deferred payment structures factored into your policies and identify steps you have taken to mitigate these risks.

- If these past due loans are still on accrual status as of period end, please disclose how you determined that was appropriate. Include a discussion of any guarantees or collateral related to these loans and revise to disclose in detail the specific factors you considered in your determination that these loans are collectible.

4. We note your response to our previous comment 6 in which you present the factors considered in determining that Achiever Fund LLC should not be consolidated pursuant to FIN 46.

- Please revise page 7 to clearly disclose how you account for this investment and refer us to the technical literature you considered.

- Tell us how you considered paragraph 2 of EITF 03-16 and SOP 78-9 in your accounting for this entity.

Note 3: Student Loan Receivables, Held For Sale, page 10

5. You state on page 10 that "Interest accrues on these loans from the date of advance depending on the student borrower's choice of repayment option (deferred, interest payment only, and principal and interest payment)." Please revise to address the following:

- Please revise to more clearly disclose how you comply with SFAS 91 in using the effective interest method for each of these payment options.

- Please revise to clearly disclose whether you purchase loans at a discount. If so, clearly disclose how you account for that discount.

6. We note your response to our previous comment 9 in which you state that you have retained servicing on your sold loans and that it is outsourced to a third party. We note that you have recorded servicing expense in your financial statements. However, we could not determine if you have recorded a servicing asset or liability, as appropriate, or servicing revenue. Please revise to disclose

how you account for the servicing revenue and asset/liability, and how you account for the impact of the third party servicing arrangement.

7. Please revise your disclosures here or in Note 11 regarding the agreements with Doral to address the following:

- Please disclose the nature of any recourse provisions contained in your arrangements with Doral.

- If no recourse provisions exist, disclose that fact.

- Please revise to disclose the factors considered and the accounting literature relied upon in determining that the transactions qualified as true sales under SFAS 140 by Doral and therefore true purchase by you rather than financing arrangements.

- Please revise to more clearly disclose the business purpose of your arrangement with Doral. Clearly explain why you arrange for them to originate the loan and sell it to you after you locate the customer.

Note 7: Stockholder's Equity

Series B Convertible Preferred Private Placement, page 13

8. Please refer to our previous comment 13. It remains unclear why you believe that the instruments should be classified as equity based on the analysis contained in your response. Paragraph A7 of SFAS 150 refers to conditionally redeemable stock that becomes redeemable only upon an event that is outside the control of the issuer, such as a business combination that must be voted on by the shareholders. Based on the features you have disclosed in your response, your stock appears redeemable upon demand by the instrument holder and therefore should be classified as a liability at fair value. Please revise or advise. Refer to paragraph 9 of SFAS 150.

Form 10-KSB for the Fiscal Year Ended June 30, 2006

9. Please revise to address the above comments as applicable.

Form 10-KSB for the Fiscal Year Ended June 30, 2005

10. Please revise to provide amended disclosures addressing the above comments, as appropriate.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Rebekah Blakeley Moore, Staff Accountant, at (202) 551-3463 or me at (202) 551-3494 if you have questions regarding these comments.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief